UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2004

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004

INDEX

PART I:	FINANCIAL INFORMATION	PAGE

Item 1.	Financial Statements (Unaudited)

Report of Independent Registered Public Accounting Firm	3

Consolidated Statements of Income
for the three and nine months ended September 30, 2004 and 2003	4

Consolidated Balance Sheets
as at September 30, 2004 and December 31, 2003	5

Consolidated Statements of Cash Flows
for the nine months ended September 30, 2004 and 2003	6

Notes to the Consolidated Financial Statements	7

Schedule A to the Consolidated Financial Statements	23

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations	27

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	40

PART II:	OTHER INFORMATION	42

SIGNATURES		43

ITEM 1 -           FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of September 30, 2004, the related consolidated statements of income for the three and nine-month periods ended September 30, 2004 and 2003, and the consolidated statements of cash flows for the nine-month periods ended September 30, 2004 and 2003. Our review also included Schedule A as of September 30, 2004 and for the three and nine-month periods ended September 30, 2004 and 2003 listed in Index Item 1. These consolidated interim financial statements and schedule are the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2003, the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related schedule as of and for the year ended December 31, 2003 (not presented herein) and in our report dated February 18, 2004 (except for Note 20(b) which is as of March 15, 2004) we expressed an unqualified opinion on those consolidated financial statements and related schedule when considered in relation to the financial statements taken as a whole. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. Also, in our opinion, the information as of December 31, 2003 set forth in Schedule A referred to above, is fairly stated, in all material respects in relation to the consolidated balance sheet and related schedule from which it has been derived.

Vancouver, Canada, October 19, 2004	/s/ ERNST & YOUNG LLP Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

                                                                Three Months Ended               Nine Months Ended
                                                                   September 30,                   September 30,
                                                              2004             2003           2004            2003
                                                                $               $               $               $
                                                       ---------------- --------------- --------------- --------------
                                                                    (unaudited)                     (unaudited)

VOYAGE REVENUES                                              520,612          380,544       1,549,685       1,125,047
------------------------------------------------------ ---------------- --------------- --------------- --------------

OPERATING EXPENSES
Voyage expenses                                              106,466          105,686         319,058         284,207
Vessel operating expenses                                     58,199           55,281         160,876         153,457
Time-charter hire expense                                    120,898           95,955         336,137         202,349
Depreciation and amortization                                 64,802           49,885         179,262         138,790
General and administrative                                    29,050           23,461          82,491          58,785
Vessel write-downs and (gain) loss on sale of
   vessels (note 12)                                         (53,512)           5,843         (54,565)         36,341
Restructuring charge (note 12)                                     -              657           1,002           1,969
------------------------------------------------------ ---------------- --------------- --------------- --------------
                                                             325,903          336,768       1,024,261         875,898
------------------------------------------------------ ---------------- --------------- --------------- --------------

Income from vessel operations                                194,709           43,776         525,424         249,149
------------------------------------------------------ ---------------- --------------- --------------- --------------

OTHER ITEMS
Interest expense                                             (35,225)         (21,827)        (87,460)        (57,913)
Interest income                                                5,900              799          12,038           2,932
Equity income from joint ventures                              2,535            1,357           7,659           3,753
Gain (loss) on sale of marketable securities (note 5)         90,070              (28)         93,175             142
Write-down of marketable securities                                -                -               -          (4,910)
Other - net (note 13)                                        (12,657)          (3,750)        (17,952)        (22,371)
------------------------------------------------------ ---------------- --------------- --------------- --------------
                                                              50,623          (23,449)          7,460         (78,367)
------------------------------------------------------ ---------------- --------------- --------------- --------------

Net income                                                   245,332           20,327        532,884          170,782
====================================================== ================ =============== =============== ==============

Earnings per common share (note 16)
     - Basic                                                   $2.94            $0.25           $6.46           $2.14
     - Diluted                                                 $2.77            $0.25           $6.12           $2.11
Weighted average number of common shares
     - Basic                                              83,317,200       80,085,404      82,516,723      79,741,480
     - Diluted                                            88,718,531       81,884,344      87,110,068      81,120,206
====================================================== ================ =============== =============== ==============

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                                                          As at           As at
                                                                                      September 30,    December 31,
                                                                                          2004             2003
                                                                                            $                $
                                                                                   ---------------- -----------------
                                                                                       (unaudited)
     ASSETS
     Current
     Cash and cash equivalents (note 8)                                                   308,034         292,284
     Restricted cash - current (note 9)                                                    76,361           2,672
     Accounts receivable                                                                  139,289         146,523
     Prepaid expenses and other assets                                                     66,337          39,054
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total current assets                                                                 590,021         480,533
     ----------------------------------------------------------------------------- ---------------- -----------------
                                                                                                -          95,511
     Marketable securities (note 5)
     Restricted cash - long term (note 9)                                                 337,345               -

     Vessels and equipment (note 8)
     At cost, less accumulated depreciation of $1,046,245
         (December 31, 2003 -  $1,034,747)                                              2,915,913       2,386,642
     Vessels under capital leases, at cost, less accumulated
         depreciation of $6,985 (December 31, 2003 - $438)                                384,706          37,562
     Advances on newbuilding contracts (note 11)                                          240,317         150,656
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total vessels and equipment                                                        3,540,936       2,574,860
     ----------------------------------------------------------------------------- ---------------- -----------------
     Net investment in direct financing leases                                             96,456          73,073
     Investment in joint ventures                                                          53,906          54,392
     Other assets                                                                          68,799          60,333
     Intangible assets - net (note 6)                                                     282,217         118,588
     Goodwill (note 6)                                                                    169,590         130,754
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        5,139,270       3,588,044
     ============================================================================= ================ =================

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current
     Accounts payable                                                                      41,790          51,817
     Accrued liabilities                                                                  113,083         119,594
     Current portion of long-term debt (note 8)                                           137,181         102,062
     Current obligation under capital leases (note 9)                                      62,214           1,159
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total current liabilities                                                            354,268         274,632
     Long-term debt (note 8)                                                            2,091,983       1,498,044
     Obligation under capital leases (note 9)                                             355,912          35,493
     Other long-term liabilities                                                          245,798         112,726
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total liabilities                                                                  3,047,961       1,920,895
     ----------------------------------------------------------------------------- ---------------- -----------------

     Minority interest                                                                     14,563          15,322

     Stockholders' equity
     Capital stock (note 10)                                                              531,408         492,653
     Retained earnings                                                                  1,597,629       1,095,650
     Accumulated other comprehensive income (loss)                                        (52,291)         63,524
     ----------------------------------------------------------------------------- ---------------- -----------------
     Total stockholders' equity                                                         2,076,746       1,651,827
     ----------------------------------------------------------------------------- ---------------- -----------------

                                                                                        5,139,270       3,588,044
     ============================================================================= ================ =================

             Commitments and contingencies (note 11 and 15)

             The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                                  Nine Months Ended September 30,
                                                                                   2004                    2003
                                                                                     $                       $
                                                                           ----------------------- -----------------------
                                                                                            (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                                                         532,884                170,782
Non-cash items:
     Depreciation and amortization                                                 179,262                138,790
     Vessel write-downs and (gain) loss on sale of vessels                         (54,565)                36,341
     Gain on sale of marketable securities                                         (93,175)                  (142)
     Write-down of marketable securities                                                 -                  4,910
     Equity income (net of dividends received: September 30, 2004 -
          $9,005; September 30, 2003 - $5,657)                                       1,346                  1,904
     Income taxes                                                                   16,301                 23,186
     Other - net                                                                    (9,991)                (7,421)
Change in non-cash working capital items related to operating activities           (33,170)               (14,532)
Expenditures for drydocking                                                        (18,668)               (23,191)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net operating cash flow                                                            520,224                330,627
-------------------------------------------------------------------------- ----------------------- -----------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                                 1,469,670              1,679,297
Scheduled repayments of long-term debt                                             (86,376)               (49,114)
Prepayments of long-term debt                                                   (1,462,439)            (1,023,000)
Repayments of capital lease obligations                                             (2,861)                   (68)
(Increase) decrease in restricted cash                                              (1,969)                 8,012
Proceeds from issuance of Common Stock                                              38,645                 11,757
Cash dividends paid                                                                (30,862)               (25,678)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net financing cash flow                                                            (76,192)               601,206
-------------------------------------------------------------------------- ----------------------- -----------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                            (465,227)              (227,070)
Proceeds from sale of vessels and equipment                                        220,917                 91,080
Proceeds from sale of marketable securities                                        135,357                  2,954
Purchase of marketable securities                                                        -                (37,291)
Purchase of Teekay Shipping Spain S.A., net of cash acquired of $11,191
   (note 3)                                                                       (286,854)                     -
Purchase of Navion AS (note 4)                                                           -               (704,734)
Proceeds from joint venture                                                              -                 25,500
Other                                                                              (32,475)               (30,946)
-------------------------------------------------------------------------- ----------------------- -----------------------

Net investing cash flow                                                           (428,282)              (880,507)
-------------------------------------------------------------------------- ----------------------- -----------------------

Increase in cash and cash equivalents                                               15,750                 51,326
Cash and cash equivalents, beginning of the period                                 292,284                284,625
-------------------------------------------------------------------------- ----------------------- -----------------------

Cash and cash equivalents, end of the period                                       308,034                335,951
========================================================================== ======================= =======================

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and nine-month periods ended September 30, 2004 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Segment Reporting

The Company has three reportable segments: its spot tanker segment, its fixed-rate tanker segment and its fixed-rate liquefied natural gas (“LNG”) segment. The Company’s spot tanker segment consists of conventional crude oil tankers, oil bulk ore carriers, and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate tanker segment consists of shuttle tankers, floating storage and offtake vessels, liquid petroleum gas carriers and conventional crude oil and product tankers subject to long-term fixed-rate time-charter contracts or contracts of affreightment. The Company’s fixed-rate LNG segment consists of LNG carriers subject to long-term fixed-rate time-charter contracts. The Company had no LNG operations prior to the acquisition of Naviera F. Tapias, S.A. (renamed Teekay Shipping Spain S.A.) on April 30, 2004 (see Note 3 – Acquisition of Teekay Shipping Spain S.A.). Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s annual audited consolidated financial statements.

The following tables present results for these segments for the three and nine-month periods ended September 30, 2004 and 2003.
         ----------------------------------------- ---------------- ---------------- ---------------- ----------------
                                                        Spot          Fixed-Rate         Fixed-Rate
                                                       Tanker           Tanker             LNG
                                                       Segment          Segment          Segment          Total
         Three-months ended September 30, 2004            $               $                 $               $
         ----------------------------------------- ---------------- ---------------- ---------------- ----------------

         Voyage revenues - external.............       326,287         177,000            17,325         520,612
         Voyage expenses........................        88,444          17,967                55         106,466
         Vessel operating expenses..............        23,457          31,635             3,107          58,199
         Time-charter hire expense..............        71,346          49,552                 -         120,898
         Depreciation and amortization..........        24,913          34,739             5,150          64,802
         General and administrative (1) ........        13,580          14,212             1,258          29,050
         Vessel write-downs/(gain) loss on
            sale of vessels.....................       (49,821)         (3,691)                -         (53,512)
                                                   ---------------- ---------------- ---------------- ----------------
         Income from vessel operations..........       154,368          32,586             7,755         194,709
                                                   ================ ================ ================ ================

         Voyage revenues - intersegment.......               -           1,158                 -           1,158
         Total assets at September 30, 2004.....     1,182,320       2,089,147         1,280,209       4,551,676

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

         ----------------------------------------- ---------------- ---------------- ---------------- ----------------
                                                         Spot           Fixed-Rate       Fixed-Rate
                                                        Tanker            Tanker           LNG
                                                        Segment           Segment        Segment          Total
         Three-months ended September 30, 2003             $                $               $               $
         ----------------------------------------- ---------------- ---------------- ---------------- ----------------
         Voyage revenues - external.............        240,852          139,692               -         380,544
         Voyage expenses........................         90,381           15,305               -         105,686
         Vessel operating expenses..............         31,793           23,488               -          55,281
         Time-charter hire expense..............         50,112           45,843               -          95,955
         Depreciation and amortization..........         27,004           22,881               -          49,885
         General and administrative (1) ........         14,489            8,972               -          23,461
         Vessel write-downs/(gain) loss on
            sale of vessels.....................          5,843                -               -           5,843
         Restructuring charge...................            350              307               -             657
                                                   ---------------- ----------------- --------------- ----------------
         Income from vessel operations..........         20,880           22,896               -          43,776
                                                   ================ ================= =============== ================

         Voyage revenues - intersegment.......                -            4,986               -           4,986

         ----------------------------------------- ---------------- ---------------- ---------------- ----------------
                                                         Spot           Fixed-Rate       Fixed-Rate
                                                        Tanker            Tanker           LNG
                                                        Segment           Segment        Segment          Total
         Nine-months ended September 30, 2004              $                $               $               $
         ----------------------------------------- ---------------- ---------------- ---------------- ----------------

         Voyage revenues - external.............        992,809          531,552          25,324       1,549,685
         Voyage expenses........................        263,920           54,968             170         319,058
         Vessel operating expenses..............         70,663           85,469           4,744         160,876
         Time-charter hire expense..............        191,271          144,866               -         336,137
         Depreciation and amortization..........         75,775           95,960           7,527         179,262
         General and administrative (1) ........         38,679           41,813           1,999          82,491
         Vessel write-downs/(gain) loss on
            sale of vessels.....................        (50,874)          (3,691)              -         (54,565)
         Restructuring charge...................          1,002                -               -           1,002
                                                   ----------------- ----------------- --------------- ----------------
         Income from vessel operations..........        402,373          112,167          10,884         525,424
                                                   ================= ================= =============== ================

         Voyage revenues - intersegment.......               -             3,449               -           3,449

         ----------------------------------------- ---------------- ---------------- ---------------- ----------------
                                                         Spot           Fixed-Rate       Fixed-Rate
                                                        Tanker            Tanker           LNG
                                                        Segment           Segment        Segment          Total
         Nine-months ended September 30, 2003              $                $               $               $
         ----------------------------------------- ---------------- ---------------- ---------------- ----------------

         Voyage revenues - external.............        796,935          328,112               -       1,125,047
         Voyage expenses........................        250,810           33,397               -         284,207
         Vessel operating expenses..............         95,821           57,636               -         153,457
         Time-charter hire expense..............        113,851           88,498               -         202,349
         Depreciation and amortization..........         81,671           57,119               -         138,790
         General and administrative (1).........         39,071           19,714               -          58,785
         Vessel write-downs/(gain) loss on
            sale of vessels.....................         36,341                -               -          36,341
         Restructuring charge...................            350            1,619               -           1,969
                                                   ---------------- ----------------- --------------- ----------------
         Income from vessel operations..........        179,020           70,129               -         249,149
                                                   ================ ================= =============== ================
         Voyage revenues - intersegment.........              -           18,850               -          18,850
(1)	Includes direct and indirect general and administrative expenses. Indirect expenses are allocated to each segment based on estimated use of corporate resources.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

A reconciliation of total segment assets to amounts presented in the consolidated balance sheet is as follows:

                                                                                      As at               As at
                                                                                  September 30,       December 31,
                                                                                       2004               2003
                                                                                        $                   $
                                                                               ------------------- ------------------
                                                                                  (unaudited)

         Total assets of all segments.......................................         4,551,676         2,942,704
         Cash, restricted cash and marketable securities....................           312,104           390,467
         Accounts receivable and other assets...............................           275,490           254,873
                                                                               ------------------- ------------------
         Consolidated total assets .........................................         5,139,270         3,588,044
                                                                               =================== ==================
3.	Acquisition of Teekay Shipping Spain S.A.

On April 30, 2004, the Company acquired 100% of the issued and outstanding shares of Teekay Shipping Spain S.A. for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Teekay Shipping Spain is engaged in the marine transportation of crude oil and LNG. Management believes the acquisition of the Teekay Shipping Spain business has provided the Company with a strategic platform from which to expand its presence in the LNG shipping sector and immediate access to reputable LNG operations. The Company anticipates this will benefit it when bidding on future LNG projects. These benefits contributed to the recognition of goodwill. In the transaction, Teekay also entered into an agreement with an entity controlled by the former controlling shareholder of Teekay Shipping Spain to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company. See Note 11 for additional information about the joint venture. The acquisition of Teekay Shipping Spain was funded by a combination of cash, cash generated from operations, and borrowings under existing credit facilities. Teekay Shipping Spain's results of operations have been consolidated with Teekay's results commencing May 1, 2004.

As at September 30, 2004, Teekay Shipping Spain's fleet consisted of three LNG carriers (including one newbuilding delivered in July 2004) and six Suezmax class crude oil tankers. All of these vessels operate under long-term, fixed-rate time charters with major energy and utility companies, other than one Suezmax tanker that is on a short-term fixed-rate time charter. The average remaining term for the long-term charters is approximately 20 years for the LNG carriers and approximately 17 years for the Suezmax tankers, subject, in certain circumstances, to termination and vessel purchase rights and excluding term extensions exercisable by the charterer. Teekay Shipping Spain has also contracted to build an additional LNG carrier and three additional Suezmaz tankers, which are scheduled for delivery in the fourth quarter of 2004 and the third quarter of 2005, respectively. These newbuildings also will operate under long-term, fixed-rate time charters with major energy and utility companies. The term of each of the charters for the LNG and Suezmax newbuilding is 20 years from delivery of the vessel.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 30, 2004, the date of the Teekay Shipping Spain acquisition. The Company is in the process of finalizing certain elements of the purchase price allocation and, therefore, the allocation is subject to further refinement.
                                                                                                          As at
                                                                                                      April 30, 2004
                                                                                                             $
                                                                                                    ------------------
                                                                                                        (unaudited)
         ASSETS
         Cash, cash equivalents and short-term restricted cash                                             85,092
         Other current assets                                                                               7,415
         Vessels and equipment                                                                            821,939
         Restricted cash - long term                                                                      311,664
         Other assets - long-term                                                                          15,355
         Intangible assets subject to amortization:
            Time-charter contracts (weighted average useful life of 19.2 years)                           183,052
         Goodwill ($3.6 million fixed-rate tanker segment and $35.7 million
            fixed-rate LNG segment)                                                                        39,279
         ------------------------------------------------------------------------------------------ ------------------
         Total assets acquired                                                                          1,463,796
         ========================================================================================== ==================
         LIABILITIES
         Current liabilities                                                                               98,428
         Long-term debt                                                                                   668,733
         Obligations under capital leases                                                                 311,011
         Other long-term liabilities                                                                       87,439
         ------------------------------------------------------------------------------------------ ------------------
         Total liabilities assumed                                                                      1,165,611
         ========================================================================================== ==================
         Net assets acquired (cash consideration)                                                         298,185
         ========================================================================================== ==================
The following table shows comparative summarized consolidated pro forma financial information for the Company for the nine-month periods ended September 30, 2004 and 2003, giving effect to the acquisition of 100% of the outstanding shares in Teekay Shipping Spain as if it had taken place on January 1 of each of the periods presented:

                                                                             Pro Forma              Pro Forma
                                                                         Nine Months Ended      Nine Months Ended
                                                                        September 30, 2004      September 30, 2003
                                                                                 $                      $
                                                                       ---------------------- -----------------------
                                                                            (unaudited)            (unaudited)

         Voyage revenues............................................           1,590,403              1,185,833
         Net income (1).............................................             545,815                100,173
         Earnings per share
         - Basic....................................................                6.61                   1.26
         - Diluted..................................................                6.27                   1.23
         ------------------------------------------------------------- ---------------------- -----------------------
(1)	The results of Teekay Shipping Spain for the nine months ended September 30, 2004 and 2003 included foreign exchange gains of $7.3 million and foreign exchange losses of $47.2 million, respectively. Substantially all of these foreign exchange gains and losses were unrealized.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

4.	Acquisition of Navion AS

In April 2003, Teekay completed its acquisition of 100% of the issued and outstanding shares of Navion AS for approximately $774.2 million in cash, including transaction costs of approximately $7.0 million. The Company made a deposit of $76.0 million towards the purchase price on December 16, 2002. The remaining portion of the purchase price was paid on closing. The Company funded its acquisition of Navion by borrowing under a $500 million 364-day facility (subsequently replaced by a $550 million revolving credit facility), together with available cash and borrowings under other existing revolving credit facilities. Navion’s results of operations have been consolidated with Teekay’s results commencing April 1, 2003.

Navion, based in Stavanger, Norway, operates primarily in the shuttle tanker and the conventional crude oil and product tanker markets. Its modern shuttle tanker fleet, which as of September 30, 2004, consisted of eight owned and 12 chartered-in vessels (excluding five vessels chartered-in from the Company’s shuttle tanker subsidiary Ugland Nordic Shipping AS (“UNS”)), provides logistical services to the Norwegian state-owned oil company, Statoil ASA, and other oil companies in the North Sea under fixed-rate, long-term contracts of affreightment. Subsequent to the acquisition, the operations of UNS and the shuttle tanker operations of Navion were combined into one business unit, Teekay Navion Shuttle Tankers. The projected benefits resulting from the combined operations as well as possible growth opportunities in the North Sea and elsewhere in the world resulted in the recognition of goodwill. Navion’s modern, chartered-in, conventional tanker fleet, which as of September 30, 2004, consisted of 13 crude oil tankers and 16 product tankers, operates primarily in the Atlantic region, providing services to Statoil and other oil companies. In addition, Navion owns two floating storage and offtake vessels currently trading as conventional crude oil tankers in the Atlantic region, one chartered-in methanol carrier and one liquid petroleum gas carrier on long-term charter to Statoil. Through Navion Chartering AS, an entity owned jointly with Statoil, Navion has a first right of refusal on Statoil’s oil transportation requirements at the prevailing market rate until December 31, 2007. In addition to tanker operations, Navion also constructs, installs, operates and leases equipment that reduces volatile organic compound emissions during loading, transportation and storage of oil and oil products.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 1, 2003, the date of the Navion acquisition.
                                                                                                         As at
                                                                                                     April 1, 2003
                                                                                                           $
                                                                                                   ------------------
         ASSETS
         Current assets                                                                                    64,457
         Vessels and equipment                                                                            543,003
         Net investment in direct financing leases                                                         45,558
         Other assets - long-term                                                                           3,835
         Intangible assets subject to amortization:
            Contracts of affreightment (15-year sum-of-years declining balance and
            10.2 years weighted-average amortization period)                                              117,000
         Goodwill (fixed-rate tanker segment)                                                              40,033
         ------------------------------------------------------------------------- --------------- ------------------
         Total assets acquired                                                                            813,886
         ========================================================================= =============== ==================
         LIABILITIES
         Current liabilities                                                                               36,270
         Other long-term liabilities                                                                        3,463
         ------------------------------------------------------------------------- --------------- ------------------
         Total liabilities assumed                                                                         39,733
         ========================================================================= =============== ==================
         Net assets acquired (cash consideration)                                                         774,153
         ========================================================================= =============== ==================

The following table shows summarized consolidated pro forma financial information for the Company for the nine-month period ended September 30, 2003, and gives effect to the acquisition of 100% of the outstanding shares in Navion as if it had taken place on January 1, 2003:
                                                                                                   Pro Forma
                                                                                               Nine Months Ended
                                                                                              September 30, 2003
                                                                                                       $
                                                                                           --------------------------
                                                                                                  (unaudited)

         Voyage revenues.................................................................          1,353,480
         Net income......................................................................            216,821
         Earnings per share..............................................................
         - Basic.........................................................................               2.72
         - Diluted.......................................................................               2.67
         --------------------------------------------------------------------------------- --------------------------

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

5.	Investments in Marketable Securities
                                                                                     Gross           Approximate
                                                                                   Unrealized         Market and
                                                                    Cost             Gains         Carrying Values
                                                                      $                $                  $
                                                               ---------------- ----------------- -------------------
         September 30, 2004
         Marketable securities..............................          -                -                  -
         December 31, 2003
         Marketable securities..............................        42,180           53,331             95,511
         ----------------------------------------------------- ---------------- ----------------- -------------------
During the nine-month period ended September 30, 2004, the Company sold its investments in marketable securities for proceeds of $135.4 million which resulted in a gain on sale of marketable securities of $93.2 million.

Marketable securities at December 31, 2003 represent 5,812,000 shares in A/S Dampskibsselskabet TORM and 351,221 shares in Nordic American Tanker Shipping Ltd.

6.	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the nine-month period ended September 30, 2004 for the Company’s reporting segments, are as follows:
                                                      Spot         Fixed-Rate   Fixed-Rate
                                                     Tanker         Tanker          LNG
                                                     Segment        Segment       Segment       Other         Total
                                                        $              $             $            $             $
                                                  -------------- ------------- ------------ ------------- -----------
          Balance as of January 1, 2004..........          -        128,575             -        2,179       130,754
          Goodwill acquired (note 3).............          -          3,648         35,631         137        39,416
          Goodwill impairment....................          -              -             -         (580)         (580)
                                                  -------------- ------------- ------------ ------------- -----------
          Balance as of September 30, 2004.......          -        132,223         35,631       1,736       169,590
                                                  ============== ============= ============ ============= ===========

As at September 30, 2004, intangible assets consisted of:
                                                         Weighted-
                                                          Average         Gross                            Net
                                                        Amortization     Carrying      Accumulated       Carrying
                                                           Period         Amount       Amortization       Amount
                                                          (years)            $              $                $
                                                     ------------------ ------------ ----------------- --------------
          Contracts of affreightment (note 4)......        10.2           124,250        (26,271)          97,979
          Time-charter contracts (note 3)..........        19.2           183,052         (4,773)         178,279
          Intellectual property....................         7.0             7,701         (1,742)           5,959
                                                     ------------------ ------------ ----------------- --------------
                                                           15.4           315,003        (32,786)         282,217
                                                     ================== ============ ================= ==============
Aggregate amortization expense of intangible assets for the three and nine-month periods ended September 30, 2004 was approximately $8.0 million ($4.0 million – 2003) and $19.4 million ($8.2 million – 2003), respectively.

7.	Cash Flows

Cash interest paid by the Company during the nine-month periods ended September 30, 2004 and 2003 approximated $106.8 million and $67.2 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

8.	Long-Term Debt

                                                                                   September 30,     December 31,
                                                                                       2004              2003
                                                                                         $                $
                                                                                  ---------------- -----------------
         Revolving Credit Facilities.............................................     662,215          430,000
         First Preferred Ship Mortgage Notes (8.32%) due February 1, 2006........      52,390          109,314
         Premium Equity Participating Security Units (7.25%) due May 18, 2006 ...     143,750          143,750
         Senior Notes (8.875%) due July 15, 2011 ................................     351,589          351,765
         USD denominated Term Loans due through 2029.............................     666,209          565,277
         EURO denominated Term Loans due through 2023............................     353,011                -
                                                                                  ---------------- -----------------
                                                                                    2,229,164        1,600,106
         Less current portion....................................................     137,181          102,062
                                                                                  ---------------- -----------------
                                                                                    2,091,983        1,498,044
                                                                                  ================ =================
As at September 30, 2004, the Company had eight long-term revolving credit facilities (the “Revolvers”) available, which, as at such date, provided for borrowings of up to $1,228.9 million, of which $566.7 million was undrawn. The amount available under the Revolvers reduces by $19.7 million (2004), $136.9 million (2005), $159.4 million (2006), $123.9 million (2007), $449.8 million (2008) and $339.2 million (thereafter). All of the Revolvers are collateralized by first priority mortgages granted on 54 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2006 (the “8.32% Notes”) are collateralized by first preferred mortgages on three of the Company’s Aframax tankers, together with other related collateral, and are guaranteed by three subsidiaries of Teekay that own the mortgaged vessels (the “8.32% Notes Guarantor Subsidiaries”) to a maximum of 95% of the fair value of their net assets. These guarantees are full and unconditional and joint and several. As at September 30, 2004, the fair value of these net assets approximated $106.1 million. The 8.32% Notes are also subject to a sinking fund, which retires $45.0 million of the principal amount on each February 1, commencing 2004.

Condensed financial information regarding Teekay, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of Teekay is set out in Schedule A of these unaudited interim consolidated financial statements.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (the “Equity Units”) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the $5.75 million forward contracts included in the Equity Units, the Company will issue between 6,534,300 and 7,982,150 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

The Company has several term loans outstanding, which, as at September 30, 2004, totaled $666.2 million (USD denominated) and 284.5 million Euros ($353.0 million US dollars). The Company has two long-term time-charter contracts that are denominated in Euros, the funds from which will be used to repay the associated Euro denominated term loans. Interest payments on the USD denominated term loans are based on LIBOR plus a margin. Interest payments on the EURO denominated term loans are based on EURIBOR plus a margin. At September 30, 2004, the margins ranged between 0.50% and 1.30%. The term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2029. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay. Certain term loans of UNS totaling $371.1 million and certain term loans of Teekay Shipping Spain totaling $754.8 million are not guaranteed by Teekay.

Pursuant to long-term debt agreements, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of September 30, 2004, to $717.8 million. Certain loan agreements require that a minimum level of free cash be maintained. As at September 30, 2004, this amount was $100.0 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (excluding undrawn revolving credit lines with less than 6 months to maturity) be maintained. As at September 30, 2004, this amount was $198.5 million.

9.	Capital Lease Obligations and Restricted Cash

Capital Leases

Aframax and Suezmax Tankers. As at September 30, 2004, the Company was party to capital leases on one Aframax tanker and three Suezmax tankers. Under the terms of the lease arrangements – which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters – the Company is required to purchase these vessels at the end of their respective lease terms for a fixed price. As at September 30, 2004, the remaining commitments under these capital leases, including the purchase obligations, approximated $225.5 million (including imputed interest of $51.5 million), repayable as follows:

         Year                                                                                   Commitment
         2004.........................................................................       $  5.3 million
         2005.........................................................................         21.1 million
         2006.........................................................................        145.9 million
         2007.........................................................................          4.1 million
         2008.........................................................................          4.1 million
         Thereafter...................................................................         45.0 million

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

LNG Carriers. As at September 30, 2004, the Company was a party to capital leases on two LNG carriers (including one newbuilding on order), which are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms using restricted cash deposits described below. As at September 30, 2004, the remaining commitments under the capital lease for our existing LNG carrier, including the purchase obligation, approximated 213.1 million Euros ($264.4 million), including imputed interest of 16.3 million Euros ($20.3 million), repayable as follows:

         Year                                                                      Commitment
         2004..................................................          56.0 million Euros ($69.5 million)
         2005..................................................          56.0 million Euros ($69.5 million)
         2006..................................................         101.1 million Euros ($125.4 million)
Restricted Cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash equal to the present value of the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. As at September 30, 2004, this amount was $398.6 million. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and a Spanish government grant of $49.2 million. The interest rates earned on the deposits are the same as the interest rates implicit in the lease agreements. The Company is committed to placing an additional 40.0 million Euros ($49.6 million) on deposit when the Company takes delivery of its LNG carrier newbuilding (financed under a capital lease) in the fourth quarter of 2004. This LNG carrier will commence service under a 20-year fixed-rate time-charter contract upon delivery.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations. As at September 30, 2004 and December 31, 2003, these amounts were $15.1 million and $2.7 million, respectively.

10.	Capital Stock

The authorized capital stock of Teekay at September 30, 2004 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at September 30, 2004, Teekay had 83,502,107 shares of Common Stock and no shares of Preferred Stock issued and outstanding. The Company’s Board of Directors authorized a two-for-one stock split relating to the Teekay’s common stock, which was effected in the form of a 100% stock dividend. All stockholders of record on May 3, 2004 received one additional share of common stock for each share held. The additional shares were distributed on or about May 17, 2004, the effective date of the stock dividend. All earnings per share and share capital amounts disclosed in these financial statements give effect to this stock split retroactively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

In September 2003, the Company’s 1995 Stock Option Plan was terminated with respect to new grants and the Company’s 2003 Equity Incentive Plan was adopted. As at September 30, 2004, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the “Plans”) 7,565,012 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. As at September 30, 2004, the number of options available for issuance under the Plans was 1,955,640. As at September 30, 2004, options to purchase a total of 5,609,372 shares of Teekay’s Common Stock were outstanding, of which 2,828,177 options were then exercisable at prices ranging from $8.44 to $20.60 per share, with a weighted-average exercise price of $15.55 per share. All outstanding options have exercise prices ranging from $8.44 to $34.37 per share and a weighted-average exercise price of $19.63 per share. All outstanding options expire between July 19, 2005 and April 4, 2014, ten years after the date of each respective grant.

Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation-Transition and Disclosure,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25. The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

                                                             Three Months Ended              Nine Months Ended
                                                               September 30,                   September 30,
                                                            2004            2003            2004            2003
                                                             $               $               $               $
                                                     --------------- --------------- --------------- ---------------
         Net income - as reported..................       245,332          20,327         532,884           170,782
           Less: Total stock-based compensation
           expense.................................         2,084           2,060           6,294             6,185
                                                     --------------- --------------- --------------- ---------------
         Net income - pro forma....................       243,248          18,267         526,590           164,597
                                                     =============== =============== =============== ===============
         Basic earnings per common share:
           As reported.............................          2.94            0.25            6.46              2.14
           Pro forma...............................          2.92            0.23            6.38              2.06
         Diluted earnings per common share:
           As reported.............................          2.77            0.25            6.12              2.11
           Pro forma...............................          2.74            0.22            6.05              2.03
For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 35% in 2004 and 30% in 2003, expected life of five years, dividend yield of 2.0% in 2004 and 3.0% in 2003, and risk-free interest rate of 2.7% in 2004 and 2.5% in 2003.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

11.	Commitments and Contingencies

As at September 30, 2004, the Company was committed to the construction of three Suezmax tankers, seven Aframax tankers, three product tankers, and four LNG carriers scheduled for delivery between October 2004 and March 2008, at a total cost of approximately $1,283.9 million, excluding capitalized interest. As at September 30, 2004, payments made towards these commitments totaled $217.4 million, excluding $22.9 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $1,005.9 million (including a capital lease for $192.0 million) of the unpaid cost of these vessels. It is the Company’s intention to finance the remaining unpaid amount of $60.6 million through incremental debt or surplus cash balances, or a combination thereof. As at September 30, 2004, the remaining payments required to be made under these newbuilding contracts were: $241.0 million in 2004, $377.9 million in 2005, $255.9 million in 2006, $141.0 million in 2007 and $50.7 million in 2008. Two of the Aframax tankers will be subject to 10-year long-term charters to Skaugen PetroTrans Inc, a joint venture of the Company, upon delivery in 2008.

Under the terms of the joint venture agreement with an entity controlled by the former controlling shareholder of Teekay Shipping Spain, Teekay will progressively contribute to the joint venture company $50.0 million in share premium. In the event that Teekay has not contributed the $50.0 million equity prior to April 30, 2007, it will be required to pay the other partner an amount no more than $25.0 million calculated by a pre-determined formula based on the occurrence of certain future events.

The Company has been awarded a contract by a consortium of major oil companies to construct and install on five of its shuttle tankers volatile compound emissions plants, which reduce emissions during cargo operations. These plants are leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2005 at a total cost of approximately $88.5 million. As at September 30, 2004, the Company had made payments towards these commitments of approximately $53.2 million. As at September 30, 2004, the remaining payments required to be made towards these commitments were $14.2 million in 2004, and $21.1 million in 2005.

Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in five 50%-owned joint venture companies. As at September 30, 2004, Teekay and these subsidiaries had guaranteed $124.9 million, or 50% of the total $249.8 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of five shuttle tankers.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

12.	Gain on Sale of Vessels and Restructuring Charge

During the third quarter of 2004, the Company sold six Aframax tankers built between 1988 and 1990, one 1990‘s built very large crude carrier, and one 1980‘s built shuttle tanker. The results for both the three and nine-month periods ended September 30, 2004 include gains on sale from these vessels totaling $52.8 million.

During December 2003, the Company sold and leased back three Aframax tankers which are accounted for as vessel operating leases. The sale generated a $16.8 million deferred gain, which has been included in other long-term liabilities and is being amortized over the 7-year term of the leases. The amortization of this deferred gain for the three and nine-month periods ended September 30, 2004 was $0.6 million and $1.8 million, respectively.

During the nine-month period ended September 30, 2004, the Company incurred $1.0 million of restructuring costs associated with the closure of the Company’s office in Oslo, Norway. There were no restructuring costs in the three-month period ended September 30, 2004.

13.	Other - Net
                                                              Three Months Ended             Nine Months Ended
                                                         September 30,  September 30,   September 30,   September 30,
                                                             2004           2003             2004           2003
                                                              $              $                $              $
                                                        --------------- -------------- ------------- --------------
         Income tax expense...........................      (8,066)        (6,000)         (16,301)       (23,186)
         Dividend income..............................           3            692            5,679          2,891
         Miscellaneous................................      (4,594)         1,558           (7,330)        (2,076)
                                                        --------------- -------------- ------------- --------------
                                                           (12,657)        (3,750)         (17,952)       (22,371)
                                                        =============== ============== ============= ==============
14.	Comprehensive Income
                                                              Three Months Ended             Nine Months Ended
                                                         September 30,  September 30,   September 30,   September 30,
                                                             2004           2003             2004           2003
                                                              $              $                $              $
                                                        --------------- -------------- ------------- --------------
         Net income....................................    245,332         20,327          532,884        170,782
         Other comprehensive income:
            Unrealized gain (loss) on marketable
             securities................................    (12,020)        22,577           39,369         23,007
            Reclassification adjustment for (gain)
             loss on marketable securities included in
             net income................................    (91,153)            31          (92,588)         4,971
            Unrealized gain (loss) on derivative
             instruments...............................    (43,191)         6,644          (67,645)        (4,938)
            Reclassification adjustment for (gain)
             loss on derivative instruments............     (1,098)         2,441            5,048          2,078
                                                        --------------- -------------- ------------- --------------
         Comprehensive income..........................     97,871         52,020          417,069        195,900
                                                        =============== ============== ============= ==============

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels, bunker fuel prices, and the effect of these strategies on the Company’s financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts. As at September 30, 2004, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 603.9 million, Canadian Dollars 31.5 million and Singapore Dollars 2.4 million and Euro 0.2 million for U.S. Dollars at an average rate of 7.4409 Norwegian Kroner per U.S. Dollar, 1.4427 Canadian Dollar per U.S. Dollar, 1.7191 Singapore Dollar per U.S. Dollar and 0.8090 Euro per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $30.3 million in 2004, $69.3 million in 2005 and $5.0 million in 2006.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at September 30, 2004, the Company was committed to bunker fuel swap contracts totaling 17,400 metric tonnes, with a weighted-average price of $141.50 per tonne. The fuel swap contracts expire between October 2004 and September 2005.

As at September 30, 2004, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

                                                                                          Weighted-
                                                               Interest                    Average       Fixed
                                                                 Rate       Principal     Remaining     Interest
                                                                Index        Amount         Term          Rate
                                                                                           (years)         (%) (5)
                                                           -------------- -------------- ------------ --------------
         U.S. Dollar denominated interest rate swaps            LIBOR        600,000          1.1          2.7
         U.S. Dollar denominated interest rate swaps (1)        LIBOR        434,000          7.9          5.3
         U.S. Dollar denominated interest rate swaps (2)        LIBOR        329,837         21.6          6.7
         Euro denominated interest rate swaps (3) (4)          EURIBOR       353,011         20.0          5.9
         _______________________________________________
(1)	Inception date of swaps is 2006 ($200.0 million) and 2007 ($234.0 million).

(2)	Principal amounts reduce monthly to zero by the maturity dates of the swap agreements.

(3)	Principal amounts increases to 325.1 million Euros ($403.4 million) by December 2004, and then reduces monthly to 70.1 million Euros ($87.0 million) by the maturity dates of the swap agreements.

(4)	Principal amount is the U.S. Dollar equivalent of 324.5 million Euros.

(5)	Excludes the margin the Company pays on its variable-rate debt.

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed rates, thus hedging a portion of the Company’s exposure to the spot charter market. As at September 30, 2004, the Company was committed to forward freight agreements totaling 3.1 million metric tonnes with a notional principal amount of $26.2 million. The forward freight agreements expire between October 2004 and September 2005.

During the three and nine-month periods ended September 30, 2004, the Company recognized a net gain of $0.4 million (net loss $0.9 million – 2003) and a net loss of $0.7 million ($1.0 million – 2003), respectively, relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other — net.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements, foreign exchange forward contracts, and forward freight agreements; however, the Company does not anticipate non-performance by any of the counter parties.

16.	Earnings Per Share

                                                               Three Months Ended               Nine Months Ended
                                                          September 30,   September 30,   September 30,   September 30,
                                                               2004           2003            2004            2003
                                                                 $              $               $               $
                                                         --------------- -------------- --------------- ---------------
         Net income available for common
           stockholders................................       245,332         20,327         532,884         170,782
                                                         --------------- -------------- --------------- ---------------

         Weighted average number of common
           shares......................................    83,317,200     80,085,404      82,516,723      79,741,480
         Dilutive effect of employee stock options.....     2,675,439      1,798,940       2,222,783       1,378,726
         Dilutive effect of Equity Units...............     2,725,892              -       2,370,562               -
                                                         --------------- -------------- --------------- ---------------
         Common stock and common stock
           equivalents.................................    88,718,531     81,884,344      87,110,068      81,120,206
                                                         =============== ============== =============== ===============

         Earnings per common share:
         - Basic.......................................         $2.94          $0.25           $6.46           $2.14
         - Diluted.....................................         $2.77          $0.25           $6.12           $2.11
For the three and nine-month periods ended September 30, 2003, the anti-dilutive effect of 3.3 million shares and 4.0 million shares, respectively, attributable to outstanding stock options and Equity Units were excluded from the calculations of diluted earnings per share. All outstanding stock options and Equity Units were dilutive for the three and nine-month periods ended September 30, 2004.

17.	Subsequent Events

a) The Company has entered into agreements to sell two Suezmax and four Aframax tankers built between 1989 and 1993. The Company expects that the total proceeds from the sale of these six vessels will be approximately $176.0 million. These vessels are scheduled to be delivered to the buyers during the fourth quarter, at which time the Company expects to record a gain of approximately $23.0 million relating to the sale of these vessels.

b) In October 2004, the Company entered into $500.0 million of interest rate swap agreements related to its LIBOR-based debt whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations with a weighted-average interest rate of approximately 5.1% commencing between January 2006 and January 2007, with $300.0 million maturing in January 2016, $100.0 million maturing in July 2016 and $200.0 million maturing in January 2017.

c) In November 2004, the Company announced that its Board of Directors has authorized the repurchase of up to 3.0 million shares of its common stock in the open market.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)
(Information as at September 30, 2004 and for the Three and Nine-Month Periods
Ended September 30, 2004 and 2003 is unaudited)

d) In November 2004, the Company announced that its wholly-owned subsidiary, Teekay LNG Partners L.P. (“the Partnership”), has filed a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common units. The Partnership is a Marshall Islands partnership recently formed by the Company as part of its strategy to expand its operations in the LNG sector. Upon the closing of the offering, the Partnership will provide LNG and crude oil marine transportation services through a fleet of LNG carriers and Suezmax class crude oil tankers, primarily consisting of vessels the Company obtained through its acquisition of Teekay Shipping Spain. The initial public offering will include 5,500,000 common units, representing an aggregate ownership of approximately 22 percent of the Partnership. After the offering, the Company will own an approximate 78 percent interest in the Partnership, including its 2 percent general partner interest. The size of the offering will increase to a total of 6,325,000 common units if the underwriters exercise their over-allotment option in full, which would reduce the Company’s ownership interest from approximately 78 percent to approximately 75 percent. Proceeds from the offering will be used to repay debt that the Partnership will owe to the Company and to pay offering expenses. Proceeds of any exercise of the over-allotment option will be used to repay debt under ship financing arrangements of the Partnership.

18.	Recent Pronouncements

On March 31, 2004, the Financial Accounting Standards Board published an Exposure Draft, “Share-Based Payment, an Amendment of FASB Statements No. 123 and 95.” The proposed change in accounting would replace the existing requirements under FAS 123 and APB 25. Under the proposal, all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as other forms of compensation by recognizing the related cost in the statements of income. This proposed Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method. The FASB has concluded that a binomial model such as a lattice model is preferred over the Black-Scholes valuation model in determining the fair value of an option at a grant date. The comment period for the exposure draft ended on June 30, 2004. The Company is investigating what impact the adoption of the exposure draft will have on its financial position and results of operations.

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                               Three Months Ended September 30, 2004
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                                Teekay        Guarantor     Non-Guarantor                   Shipping Corp.
                                             Shipping Corp.  Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                                   $             $                $             $                $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -        14,382          520,669       (14,439)         520,612
Operating expenses                                2,655         3,765          333,922       (14,439)         325,903
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (2,655)       10,617          186,747             -          194,709
Net interest expense                             (3,412)            -          (25,913)            -          (29,325)
Equity in net income of subsidiaries            242,037             -                -      (242,037)               -
Other income (loss)                               9,362            (2)          70,588             -           79,948
                                           -------------------------------------------------------------------------------
Net income                                      245,332        10,615          231,422      (242,037)         245,332
Retained earnings, beginning of the period    1,362,704        16,578        1,651,031    (1,667,609)       1,362,704
Dividends declared                              (10,407)            -                -             -          (10,407)
                                           -------------------------------------------------------------------------------
Retained earnings, end of the period          1,597,629        27,193        1,882,453    (1,909,646)       1,597,629
                                           ===============================================================================

                                                               Three Months Ended September 30, 2003
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                                Teekay        Guarantor     Non-Guarantor                   Shipping Corp.
                                             Shipping Corp.  Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                                   $             $                $             $                $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -        17,203          381,156       (17,815)         380,544
Operating expenses                                2,916         8,786          342,881       (17,815)         336,768
                                           -------------------------------------------------------------------------------
   Income (loss) from vessel operations          (2,916)        8,417           38,275             -           43,776
Net interest expense                            (16,063)            -           (4,965)            -          (21,028)
Equity in net income of subsidiaries             51,427             -                -       (51,427)               -
Other income (loss)                             (12,121)            -            9,700             -           (2,421)
                                           -------------------------------------------------------------------------------
Net income                                       20,327         8,417           43,010       (51,427)          20,327
Retained earnings (deficit), beginning of
      the period                              1,087,367       (11,617)       1,326,299    (1,314,682)       1,087,367
Dividends declared                               (8,588)            -                -             -           (8,588)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
      period                                  1,099,106        (3,200)       1,369,309     1,366,109        1,099,106
                                           ===============================================================================

___________________
      (See Note 8)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

                                                                Nine Months Ended September 30, 2004
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                                Teekay        Guarantor     Non-Guarantor                   Shipping Corp.
                                             Shipping Corp.  Subsidiaries   Subsidiaries   Eliminations   & Subsidiaries
                                                   $             $                $             $                $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -        47,687        1,549,742      (47,744)        1,549,685
Operating expenses                               10,399        16,055        1,045,551      (47,744)        1,024,261
                                           -------------------------------------------------------------------------------
      Income (loss) from vessel operations      (10,399)       31,632          504,191            -           525,424
Net interest expense                            (22,642)            -          (52,780)           -           (75,422)
Equity in net income of subsidiaries            560,656             -                -     (560,656)                -
Other (loss) income                               5,269            (2)          77,615                         82,882
                                           -------------------------------------------------------------------------------
Net income                                      532,884        31,630          529,026     (560,656)          532,884
Retained earnings, beginning of the period    1,095,650         5,107        1,343,883   (1,348,990)        1,095,650
Retained earnings adjustment (1)                      -        (9,544)           9,544            -                 -
Dividends declared                              (30,905)            -                -            -           (30,905)
                                           -------------------------------------------------------------------------------
Retained earnings, end of the period          1,597,629        27,193        1,882,453    1,909,646         1,597,629
                                           ===============================================================================

(1)    During 2003 and the nine-month period ended September 30, 2004, the Company has repurchased $127.6 million of the 8.32% Notes. Consequently, four of the Company’s guarantor subsidiaries were released from the guarantee of the 8.32% Notes during the second quarter of 2004.

                                                                Nine Months Ended September 30, 2003
                                           -------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                               Teekay        Guarantor    Non-Guarantor                  Shipping Corp.
                                            Shipping Corp.  Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                           -------------------------------------------------------------------------------

Voyage revenues                                       -        35,104        1,125,659       (35,716)       1,125,047
Operating expenses                                9,380        25,192          877,042       (35,716)         875,898
                                           -------------------------------------------------------------------------------
      Income (loss) from vessel operations       (9,380)        9,912          248,617             -          249,149
Net interest expense                            (40,790)            -          (14,191)            -          (54,981)
Equity in net income of subsidiaries            233,809             -                -      (233,809)               -
Other loss                                      (12,857)            -          (10,529)            -          (23,386)
                                           -------------------------------------------------------------------------------
Net income                                      170,782         9,912          223,897      (233,809)         170,782
Retained earnings (deficit), beginning of
      the period                                954,005       (13,112)       1,145,412    (1,132,300)         954,005
Dividends declared                              (25,681)            -                -             -          (25,681)
                                           -------------------------------------------------------------------------------
Retained earnings (deficit), end of the
      period                                  1,099,106        (3,200)       1,369,309    (1,366,109)       1,099,106
                                           ===============================================================================

___________________
      (See Note 8)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

                                                                      As at September 30, 2004
                                          ---------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                               Teekay        Guarantor    Non-Guarantor                  Shipping Corp.
                                            Shipping Corp.  Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                          ---------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            -               -         308,034               -           308,034
Other current assets                             5,535             177         421,275        (145,000)          281,987
                                          ---------------------------------------------------------------------------------
     Total current assets                        5,535             177         729,309        (145,000)          590,021
Vessels and equipment (net)                          -          88,251       3,540,936         (88,251)        3,540,936
Advances due from subsidiaries                 214,037               -               -        (214,037)                -
Investment in direct financing leases                -               -          96,456               -            96,456
Other assets (principally restricted
     cash and investments in subsidiaries)   2,472,140               -         399,514      (2,472,140)          399,514
Investment in joint ventures                         -               -          53,906               -            53,906
Intangible assets - net                              -               -         282,217               -           282,217
Goodwill                                             -               -         176,220               -           176,220
                                          ---------------------------------------------------------------------------------
                                             2,691,712          88,428       5,278,558      (2,919,428)        5,139,270
                                          =================================================================================
LIABILITIES & STOCKHOLDERS'  EQUITY
Current liabilities                             12,647             769         485,852        (145,000)          354,268
Long-term debt and other long-term
     liabilities                               550,028               -       2,143,665               -         2,693,693
Due (from) to affiliates                             -         (85,462)        661,595        (576,133)                -
                                          ---------------------------------------------------------------------------------
     Total liabilities                         562,675         (84,693)      3,291,112        (721,133)        3,047,961
                                          ---------------------------------------------------------------------------------
Minority interest                                    -               -          14,563               -            14,563
Stockholders' Equity
Capital stock                                  531,408              11           5,955          (5,966)          531,408
Contributed capital                                  -         145,917         136,766        (282,683)                -
Retained earnings                            1,597,629          27,193       1,882,453      (1,909,646)        1,597,629
Accumulated other comprehensive income
     (loss)                                          -               -         (52,291)              -           (52,291)
                                          ---------------------------------------------------------------------------------
     Total stockholders' equity              2,129,037         173,121       1,972,883      (2,198,295)        2,076,746
                                          ---------------------------------------------------------------------------------
                                             2,691,712          88,428       5,278,558      (2,919,428)        5,139,270
                                          =================================================================================

                                                                       As at December 31, 2003
                                          ---------------------------------------------------------------------------------
                                                             8.32% Notes                                      Teekay
                                               Teekay        Guarantor    Non-Guarantor                  Shipping Corp.
                                            Shipping Corp.  Subsidiaries   Subsidiaries    Eliminations   & Subsidiaries
                                                  $               $              $              $               $
                                         ------------------ ------------ ----------------- --------------- ----------------
ASSETS                                                 -            -           292,284              -           292,284
Cash and cash equivalents
Other current assets                               1,429          344           282,476        (96,000)          188,249
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total current assets                          1,429          344           574,760        (96,000)          480,533
Vessels and equipment (net)                            -      242,182         2,332,678              -         2,574,860
Advances due from subsidiaries                   309,071            -                 -       (309,071)                -
Investment in direct financing leases                  -            -            73,073              -            73,073
Other assets (principally marketable
     securities and investments in
     subsidiaries)                             1,911,491            -           155,844     (1,911,491)          155,844
Investment in joint ventures                           -            -            54,392              -            54,392
Intangible assets - net                                -            -           118,588              -           118,588
Goodwill                                               -            -           130,754              -           130,754
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               2,221,991      242,526         3,440,089     (2,316,562)        3,588,044
                                         ================== ============ ================= =============== ================
LIABILITIES & STOCKHOLDERS'  EQUITY
Current liabilities                               25,371        1,746           343,515        (96,000)          274,632
Long-term debt and other long-term
     liabilities                                 608,317            -         1,037,946              -         1,646,263
Due (from) to affiliates                               -     (133,657)          493,190       (359,533)                -
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total liabilities                           633,688     (131,911)        1,874,651       (455,533)        1,920,895
                                         ------------------ ------------ ----------------- --------------- ----------------
Minority Interest                                      -            -            15,322              -            15,322
Stockholders' Equity
Capital stock                                    492,653           23             5,943         (5,966)          492,653
Contributed capital                                    -      369,307           136,766       (506,073)                -
Retained earnings                              1,095,650        5,107         1,343,883     (1,348,990)        1,095,650
Accumulated other comprehensive loss                   -            -            63,524              -            63,524
                                         ------------------ ------------ ----------------- --------------- ----------------
     Total stockholders' equity                1,588,303      374,437         1,550,116     (1,861,029)        1,651,827
                                         ------------------ ------------ ----------------- --------------- ----------------
                                               2,221,991      242,526         3,440,089     (2,316,562)        3,588,044
                                         ================== ============ ================= =============== ================

___________________
      (See Note 8)

SCHEDULE A

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

                                                                  Nine Months Ended September 30, 2004
                                              ----------------- ------------- --------------- ------------ ----------------
                                                                 8.32% Notes                                      Teekay
                                                   Teekay        Guarantor    Non-Guarantor                  Shipping Corp.
                                                Shipping Corp.  Subsidiaries   Subsidiaries    Eliminations  & Subsidiaries
                                                     $               $              $              $               $
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from (used for)
     operating activities                           (45,893)        39,220          526,897           -          520,224
                                              ----------------- ------------- --------------- ------------ ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                          -              -        1,469,670           -        1,469,670
Scheduled repayments of long-term debt              (59,924)             -          (29,452)          -          (86,376)
Prepayments of long-term debt                             -              -       (1,462,439)          -       (1,462,439)
Other                                               102,817        (39,028)         (60,836)          -            2,953
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from (used for)
     financing activities                            45,893        (39,028)         (83,057)          -          (76,192)
                                              ----------------- ------------- --------------- ------------ ----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                    -           (192)        (465,035)          -         (465,227)
Proceeds from sale of vessels and equipment               -              -          220,917           -          220,917
Purchase of Teekay Shipping Spain, S.A.                   -              -         (286,854)          -         (286,854)
Proceeds from sale of marketable securities               -              -          135,357           -          135,357
Other                                                     -              -          (32,475)          -          (32,475)
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow used for investing
     activities                                           -           (192)        (428,090)          -         (428,282)
                                              ----------------- ------------- --------------- ------------ ----------------
Increase in cash and cash equivalents                     -              -           15,750           -           15,750
Cash and cash equivalents, beginning of the
     period                                               -              -          292,284           -          292,284
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents, end of the period              -              -          308,034           -          308,034
                                              ================= ============= =============== ============ ================

                                                                  Nine Months Ended September 30, 2003
                                              ----------------- ------------- --------------- ------------ ----------------
                                                                 8.32% Notes                                      Teekay
                                                   Teekay        Guarantor    Non-Guarantor                  Shipping Corp.
                                                Shipping Corp.  Subsidiaries   Subsidiaries    Eliminations  & Subsidiaries
                                                     $               $              $              $               $
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from (used for)
     operating activities                           (52,434)        16,048          367,013           -          330,627
                                              ----------------- ------------- --------------- ------------ ----------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                    138,509              -        1,540,788           -        1,679,297
Scheduled repayments of long-term debt                    -              -          (49,114)          -         (49,1114)
Prepayments of long-term debt                             -              -       (1,023,000)          -       (1,023,000)
Other                                               (86,075)       (15,702)          95,800           -           (5,977)
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow from (used for)
     financing activities                            52,434        (15,702)         564,474           -          601,206
                                              ----------------- ------------- --------------- ------------ ----------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                    -           (346)        (226,724)          -         (227,070)
Proceeds from sale of vessels and equipment               -              -         (704,734)          -         (704,734)
Purchase of Navion AS                                     -              -           91,080           -           91,080
Other                                                     -              -          (39,783)          -          (39,783)
                                              ----------------- ------------- --------------- ------------ ----------------
     Net cash flow used for investing
     activities                                           -           (346)        (880,161)          -         (880,507)
                                              ----------------- ------------- --------------- ------------ ----------------
Increase in cash and cash equivalents                     -              -           51,326           -           51,326
Cash and cash equivalents, beginning of the
     period                                               -              -          284,625           -          284,625
                                              ----------------- ------------- --------------- ------------ ----------------
Cash and cash equivalents, end of the period              -              -          335,951           -          335,951
                                              ================= ============= =============== ============ ================

___________________
      (See Note 8)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2004
PART I — FINANCIAL INFORMATION

ITEM 2 -           MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services. We estimate that we transported more than 10 percent of the world’s seaborne oil in 2003. Through our recent acquisition of Naviera F. Tapias S.A. (renamed Teekay Shipping Spain S.A.), we have also expanded into the liquefied natural gas (LNG) shipping sector. As at September 30, 2004, our fleet (excluding vessels managed for third parties) consisted of 161 vessels (including 17 newbuildings on order, 52 vessels time-chartered-in and five vessels owned through joint ventures). Our conventional tankers provide for a total cargo-carrying capacity of approximately 16.4 million deadweight tonnes (mdwt), and our LNG fleet capacity totals approximately 1.0 million cubic meters.

Our voyage revenues are derived from:

•	Voyage or “spot” charters, which are charters priced on a current, or “spot,” market rate;
•	Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component; and
•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The table below illustrates the primary distinctions among these types of charters and contracts:

                                                                                                Contract of
                                          Voyage Charter(1)            Time Charter             Affreightment

Typical contract length...............    Single voyage             One year or more          One year or more

Hire rate (2) basis...................    Varies                    Daily                     Per barrel of cargo carried

Voyage expenses (3)...................    We pay                    Customer pays             We pay

Vessel operating expenses (3).........    We pay                    We pay                    We pay

Off-hire (4)..........................    Customer does not         Varies                    Customer does not
                                          pay                                                 pay

________________________

(1)    Under a consecutive voyage charter, the customer pays for idle time.
(2)    “Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)    Defined below under “Important Financial and Operational Terms and Concepts.”
(4)    “Off-hire” refers to the time a vessel is not available for service.

Segments

Our fleet is divided into three main segments, the spot tanker segment, the fixed-rate tanker segment and the fixed-rate LNG segment.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. All of our very large crude carrier (VLCC) fleet and substantially all of our conventional Aframax, large product and small product tanker fleets are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. During the third quarter, we took delivery of two Aframax tanker newbuildings trading on the spot market, and sold six older Aframax tankers and one VLCC. As at September 30, 2004, we had five Aframax tankers on order in our spot tanker segment scheduled to be delivered between January 2005 and March 2007, three large product tankers scheduled to be delivered between August 2005 and December 2006, and one Suezmax tanker scheduled to be delivered in March 2005.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and offtake (FSO) vessels, liquid petroleum gas carriers, and conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker business, which is operated through our subsidiaries Navion AS (or Navion) and Ugland Nordic Shipping, (or UNS) provides services to oil companies, primarily in the North Sea, under long-term fixed-rate contracts of affreightment or time-charter agreements. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. During the third quarter, we sold one older shuttle tanker. As at September 30, 2004, we had four newbuilding conventional crude oil Aframax tankers on order in our fixed-rate tanker segment (including two acquired as part of our acquisition of Teekay Shipping Spain, discussed below), which are scheduled to be delivered between October 2004 and March 2008. Upon delivery, two of the Aframax tankers will commence 10-year long-term charters to our joint venture, Skaugen PetroTrans Inc. (SPT). In April 2004, we commenced a charter contract to provide Unocal Thailand with an FSO vessel (the Pattani Spirit) for a minimum period of 10 years.

Fixed-Rate LNG Segment

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The acquisition of Teekay Shipping Spain on April 30, 2004 established our entry into the LNG shipping sector. Our fixed-rate LNG segment includes three LNG carriers acquired as part of the Teekay Shipping Spain acquisition. Two of the LNG carriers have been included from the date of the Teekay Shipping Spain acquisition. We took delivery of one LNG carrier in July 2004, which commenced service under a 25-year time-charter contract (with a charterer’s option to extend an additional five years). As at September 30, 2004, we had four newbuilding LNG carriers on order. One newbuilding LNG carrier is expected to deliver in the fourth quarter of 2004, when it will commence service under a 20-year time-charter contract (with a charterer’s option to extend an additional ten years). Three newbuilding LNG carriers will commence service under long-term contracts with Ras Lafan Liquefied Natural Gas Co. Limited (RasGas II), a joint venture company between ExxonMobil Corporation and Qatar Petroleum upon delivery in the fourth quarter of 2006 and the first half of 2007. The vessels will be time-chartered to RasGas II for a period of 20 years (with a charterer’s option to extend for periods up to an additional 15 years). These LNG charter contracts are subject, in certain circumstances, to termination and vessel purchase rights.

Acquisition of Teekay Shipping Spain, S.A.

On April 30, 2004, we acquired 100% of the issued and outstanding shares of Teekay Shipping Spain, S.A. (formerly Naviera F. Tapias, S.A.) for $298.2 million in cash and the assumption of existing debt. Please see Item 1 — Financial Statements: Note 3 – Acquisition of Teekay Shipping Spain, S.A. We believe the long-term, fixed-rate nature of Teekay Shipping Spain’s charter contracts will add stability to our cash flow and earnings throughout the tanker market cycle.

Acquisition of Navion AS

In April 2003, we acquired 100% of the issued and outstanding shares of Navion for approximately $774.2 million in cash, including transaction costs of approximately $7.0 million. Please see Item 1 — Financial Statements: Note 4 — Acquisition of Navion AS.

Proposed Initial Public Offering by Teekay LNG Partners L.P.

In November 2004, our wholly-owned subsidiary, Teekay LNG Partners L.P. (Teekay LNG Partners), filed a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common units. Teekay LNG Partners is a Marshall Islands partnership recently formed by us as part of our strategy to expand our operations in the LNG sector. Upon the closing of the offering, Teekay LNG Partners will provide LNG and crude oil marine transportation services through a fleet of LNG carriers and Suezmaz class crude oil tankers, primarily consisting of vessels we obtained through our acquisition of Teekay Shipping Spain. Please see Item 1 – Financial Statements: Note 17 – Subsequent Events.

Important Financial and Operational Terms and Concepts

        We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

         Voyage Revenues. Voyage revenues primarily include revenues from voyage charters, time charters and contracts of affreightment. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time charters, voyage charters and contracts of affreightment. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

         Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters and contracts of affreightment. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

         Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the U.S. (GAAP).

         Time Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net voyage revenues divided by calendar-ship-days.

         Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

         Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses and depreciation and amortization, but prior to the deduction of interest expenses, taxes, foreign currency and interest rate swap gains or losses and other income and losses.

         Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, the size of the vessels and the nature of the work performed determine the level of drydocking expenditures.

         Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;
•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and
•	charges related to the amortization of the fair value of the time charters, contracts of affreightment and intellectual property over the period over which the asset is expected to contribute to the future cash flows of the Company.

         Calendar-ship-days. Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels operate during that period.

         Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrow under term loans and deposit the proceeds into restricted cash accounts and (b) enter into capital leases, also referred to as bareboat charters, for the vessels. The restricted cash deposits equal the present value of the remaining amounts we owe under the leases arrangements, including our obligation to purchase the vessels at the end of the leases terms. During vessel construction, we borrow under the term loans and make restricted cash deposits that approximate the construction installment payments. We also maintain cash on deposit relating to certain term loans and other obligations. Please see Item 1 – Notes to the Consolidated Financial Statements: Note 9 – Capital Lease Obligations and Restricted Cash.

Tanker Market Overview

During the third quarter of 2004, spot tanker freight rates increased further from the already firm levels experienced in the prior quarter. This was due primarily to increased oil production in response to global oil demand growth, led by Asia and North America. Subsequent to the end of the quarter, spot tanker rates have surged to their highest levels experienced in the last three decades due to the cumulative effect of positive tanker market fundamentals.

Global oil demand, an underlying driver of tanker demand, continued to be strong, averaging 81.9 million barrels per day (mb/d) during the third quarter of 2004, a 0.7 mb/d rise from the previous quarter and 2.6 mb/d higher than the third quarter of 2003. Increased oil consumption in China and North America, combined with higher oil-based electricity generation in Japan as a result of safety-related nuclear reactor shutdowns, were among the key factors driving growth in global oil demand. On November 10, 2004, the International Energy Agency's (IEA) forecast for 2004 global oil demand was 82.4 mb/d, representing the highest level of annual demand since the 1970‘s. The IEA is forecasting an increase in global demand for 2005 of 1.4 mb/d, or 1.7%.

Global oil supply grew to 83.3 mb/d in the third quarter of 2004, an increase of 1.0 mb/d over the prior quarter and 3.9 mb/d higher than the third quarter of 2003. Continuing a recent trend, tanker tonne-mile demand growth was further amplified as all of the increase in oil production was from long-haul OPEC sources. OPEC production rose by 1.2 mb/d during the quarter, while non-OPEC production declined slightly due to scheduled field maintenance in the North Sea and hurricanes in the United States. At its September 15, 2004 meeting, OPEC (excluding Iraq) raised its oil production quota by 1.0 mb/d to 27.0 mb/d, effective on November 1, 2004, although actual current OPEC production remains above this level.

The size of the world tanker fleet rose to 330.0 mdwt as of September 30, 2004, up 1.5% from the end of the previous quarter. Deletions totaled 1.4 mdwt in the third quarter of 2004, down from 2.8 mdwt in the previous quarter. Deliveries of tanker newbuildings during the third quarter of 2004 totaled 6.2 mdwt compared to the 6.6 mdwt in the previous quarter.

As of September 30, 2004, the world tanker orderbook stood at 86.8 mdwt, or 26.3% of the world tanker fleet, the same percentage as at the end of the previous quarter.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts the customer usually pays the voyage expenses whereas under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. Please see Item 1 — Financial Statements: Note 2 – Segment Reporting.

The following tables compare our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for the three and nine-month periods ended September 30, 2004, and September 30, 2003 to the most directly comparable GAAP financial measure:

------------------------ ------------------------------------------------- -------------------------------------------------
                                        Three Months Ended                                Three Months Ended
                                        September 30, 2004                                September 30, 2003
                         ------------------------------------------------- -------------------------------------------------
                             Spot     Fixed-Rate   Fixed-Rate                  Spot     Fixed-Rate   Fixed-Rate
                            Tanker      Tanker        LNG                     Tanker      Tanker       LNG
                            Segment     Segment     Segment      Total        Segment    Segment      Segment      Total
                           ($000's)    ($000's)    ($000's)     ($000's)     ($000's)    ($000's)     ($000's)    ($000's)
------------------------ ----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------
Voyage revenues........     326,287     177,000      17,325      520,612      240,852     139,692        -         380,544
Voyage expenses........      88,444      17,967          55      106,466       90,381      15,305        -         105,686
------------------------ ----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------
Net voyage revenues....     237,843     159,033      17,270      414,146      150,471     124,387        -         274,858
------------------------ ----------- ------------ ----------- ------------ ----------- ------------ ----------- ------------

------------------------ ------------------------------------------------- -------------------------------------------------
                                        Three Months Ended                                Three Months Ended
                                        September 30, 2004                                September 30, 2003
                         ------------------------------------------------- -------------------------------------------------
                             Spot     Fixed-Rate   Fixed-Rate                  Spot     Fixed-Rate   Fixed-Rate
                            Tanker      Tanker        LNG                     Tanker      Tanker       LNG
                            Segment     Segment     Segment      Total        Segment    Segment      Segment      Total
                             (%)          (%)         (%)         (%)           (%)        (%)          (%)         (%)
------------------------ ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------
Voyage revenues........      62.7        34.0         3.3        100.0         63.3        36.7          -         100.0
Voyage expenses........      83.0        16.9         0.1        100.0         85.5        14.5          -         100.0
------------------------ ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------
Net voyage revenues....      57.4        38.4         4.2        100.0         54.7        45.3          -         100.0
------------------------ ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------

------------------------ ------------------------------------------------- -------------------------------------------------
                                        Nine Months Ended                                 Nine Months Ended
                                        September 30, 2004                                September 30, 2003
                         ------------------------------------------------- -------------------------------------------------
                             Spot     Fixed-Rate   Fixed-Rate                  Spot     Fixed-Rate   Fixed-Rate
                            Tanker      Tanker        LNG                     Tanker      Tanker       LNG
                            Segment     Segment     Segment      Total        Segment    Segment      Segment      Total
                           ($000's)    ($000's)    ($000's)     ($000's)     ($000's)    ($000's)     ($000's)    ($000's)
------------------------ ------------------------------------------------- -------------------------------------------------
Voyage revenues........     992,809     531,552      25,324    1,549,685      796,935     328,112        -       1,125,047
Voyage expenses........     263,920      54,968         170      319,058      250,810      33,397        -         284,207
------------------------ ------------------------------------------------- -------------------------------------------------
Net voyage revenues....     728,889     476,584      25,154    1,230,627      546,125     294,715        -         840,840
------------------------ ------------------------------------------------- -------------------------------------------------

------------------------ ------------------------------------------------- -------------------------------------------------
                                        Nine Months Ended                                 Nine Months Ended
                                        September 30, 2004                                September 30, 2003
                         ------------------------------------------------- -------------------------------------------------
                             Spot     Fixed-Rate   Fixed-Rate                  Spot     Fixed-Rate   Fixed-Rate
                            Tanker      Tanker        LNG                     Tanker      Tanker       LNG
                            Segment     Segment     Segment      Total        Segment    Segment      Segment      Total
                             (%)          (%)         (%)         (%)           (%)        (%)          (%)         (%)
------------------------ ----------- ------------ ----------- ------------ ----------- ----------- ------------ ------------
Voyage revenues........      64.1        34.3         1.6        100.0         70.8        29.2          -         100.0
Voyage expenses........      82.7        17.2         0.1        100.0         88.2        11.8          -         100.0
------------------------ ------------------------------------------------- -------------------------------------------------
Net voyage revenues....      59.2        38.8         2.0        100.0         64.9        35.1          -         100.0
------------------------ ------------------------------------------------- -------------------------------------------------

The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the three and nine-month periods ended September 30, 2004, and September 30, 2003:

------------------------------------------- -------------------------------------- -------------------------------------
                                                     Three Months Ended                   Three Months Ended
                                                      September 30, 2004                   September 30, 2003
                                            -------------------------------------- --------------------------------------
                                             Net Voyage                TCE per      Net Voyage               TCE per
                                              Revenues     Calendar    calendar-     Revenues    Calendar   calendar-
Vessel Type                                   ($000's)       Days     ship-day ($)   ($000's)      Days     ship-day ($)
------------------------------------------- ------------ ----------- ------------- ------------ ---------- --------------
Very Large Crude Carriers.................     15,848          210      75,467         9,423          277     34,018
Suezmax Tankers...........................     28,282          620      45,616        15,323          644     23,793
Aframax Tankers...........................    168,640        5,426      31,080       100,328        5,477     18,318
Oil/Bulk/Ore Carriers (1).................        (23)           -           -         8,364          625     13,382
Large Product Tankers.....................     13,104          558      23,484         3,994          184     21,707
Small Product Tankers.....................     11,992          863      13,896         8,138          710     11,462
------------------------------------------- ------------ ----------- ------------- ------------ ---------- --------------
Totals....................................    237,843        7,677      30,984       145,570        7,917     18,387
=========================================== ============ =========== ============= ============ ========== ==============

------------------------------------------- -------------------------------------- --------------------------------------
                                                      Nine Months Ended                    Nine Months Ended
                                                      September 30, 2004                   September 30, 2003
                                            -------------------------------------- --------------------------------------
                                             Net Voyage                TCE per      Net Voyage               TCE per
                                              Revenues     Calendar    calendar-     Revenues    Calendar   calendar-
Vessel Type                                   ($000's)       Days     ship-day ($)   ($000's)      Days     ship-day ($)
------------------------------------------- ------------ ----------- ------------- ------------ ---------- --------------
Very Large Crude Carriers.................     50,205          756      66,409        24,073          543     44,333
Suezmax Tankers...........................     88,618        1,828      48,478        42,973        1,256     34,214
Aframax Tankers...........................    516,750       15,700      32,914       401,678       16,234     24,743
Oil/Bulk/Ore Carriers(1)..................      3,225          157      20,688        32,278        1,991     16,212
Large Product Tankers.....................     34,185        1,456      23,479        11,584          361     32,089
Small Product Tankers.....................     35,330        2,612      13,526        19,806        1,670     11,860
------------------------------------------- ------------ ----------- ------------- ------------ ---------- --------------
Totals....................................    728,313       22,509      32,357       532,392       22,055     24,139
=========================================== ============ =========== ============= ============ ========== ==============
(1)	The oil/bulk/ore fleet’s net voyage revenues exclude $4.9 million (three-month period ended September 30, 2003), $0.5 million (nine-month period ended September 30, 2004) and $13.7 million (nine-month period ended September 30, 2003) of net voyage revenues earned by the minority pool participants in the Panamax oil/bulk/ore pool that we operated prior to our disposition of all of our oil/bulk/ore carriers and the termination of the pool.

Our acquisition of Teekay Shipping Spain was completed on April 30, 2004. Consequently, our 2004 financial results for our segments only reflect Teekay Shipping Spain’s results of operations commencing May 1, 2004. Our acquisition of Navion was completed during April 2003. Consequently, our 2003 financial results for our segments only reflect Navion’s results of operations commencing April 1, 2003.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers’ preference for modern tankers. As a result of our dependence on the tanker spot market, any fluctuations in TCE rates will impact our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment increased 68.5% and 34.0%, respectively, to $30,984 and $32,357 for the three and nine-month periods ended September 30, 2004, from $18,387 and $24,139 for the same periods last year.

The following table provides a summary of the change in fleet size of our spot tanker segment by owned and chartered-in vessels:

--------------------------- -------------------------------------- --------------------------------------
                                      Three Months Ended                      Nine Months Ended
                                         September 30,                          September 30,
                            -------------------------------------- --------------------------------------
                               2004         2003     Percentage      2004         2003     Percentage
                                                       Change                                Change
                             (Calendar    (Calendar                 (Calendar    (Calendar
                               Days)        Days)        (%)          Days)        Days)       (%)
--------------------------- ------------ ----------- ------------- ------------ ---------- --------------
Owned Vessels                  4,170        5,344      (22.0)        12,489       16,334     (23.5)
Chartered-in Vessels           3,507        2,573       36.3         10,020        5,721      75.1
--------------------------- ------------ ----------- ------------- ------------ ---------- --------------
Total                          7,677        7,917        3.0         22,509       22,055       2.1
=========================== ============ =========== ============= ============ ========== ==============

The average fleet size of our spot tanker fleet (including vessels chartered-in) decreased 3.0% for the three-month period ended September 30, 2004 from the same period last year, primarily due to the sale of a number of older single-hull vessels during the last 12 months, partially offset by newbuilding deliveries and additional chartered-in vessels. The average fleet size of our spot tanker fleet (including vessels chartered-in) increased 2.1% for the nine-month period ended September 30, 2004 from the same period last year, primarily due to the acquisition of Navion, and an increase in the number of vessels chartered-in, partially offset by the sale of older vessels in the fourth quarter of 2003 and the first nine months of 2004.

Net voyage revenues for the spot tanker segment increased 58.1% and 33.5% to $237.8 million and $728.9 million, respectively, for the three and nine-month periods ended September 30, 2004, from $150.5 million and $546.1 million for the same periods last year, primarily due to the significant increase in spot tanker charter rates.

Vessel operating expenses, decreased 26.2% and 26.3% to $23.5 million and $70.7 million, respectively, for the three and nine-month periods ended September 30, 2004, from $31.8 million and $95.8 million in the same periods last year. The decreases in vessel operating expenses were mainly attributable to the sale of the older vessels in the fourth quarter of 2003 and lower repairs and maintenance activity, partially offset by the increase from newbuilding deliveries.

Time-charter hire expense increased 42.4% and 68.0% to $71.3 million and $191.3 million, respectively, for the three and nine-month periods ended September 30, 2004, from $50.1 million and $113.9 million for the same periods last year. The increases were due primarily to the sale and leaseback of three Aframax vessels in December 2003 and an increase in the average number of other chartered-in vessels.

Depreciation and amortization expense decreased 7.7% and 7.2% to $24.9 million and $75.8 million, respectively, for the three and nine-month periods ended September 30, 2004, from $27.0 million and $81.7 million for the same periods last year. The decreases in depreciation and amortization were primarily attributable to the previously mentioned sale of older vessels. Drydock amortization was $4.3 million and $13.2 million, respectively, for the three and nine-month periods ended September 30, 2004, compared to $6.0 million and $17.1 million for the same periods last year. The decreases in drydock amortization were primarily due to the previously mentioned dispositions of older vessels.

Write-downs and (gain) loss on sale of vessels for the three and nine-month periods ended September 30, 2004 reflects gains of $49.8 million and $50.9 million, respectively, which include gains on the sale of seven older vessels, as well as amortization of a deferred gain on the sale and leaseback of the three Aframax tankers in December 2003. The write-downs and (gain) loss on sale of vessels for the three and nine-month periods ended September 30, 2003 reflect losses of $5.8 million and $36.3 million, respectively, which are primarily comprised of the writedown of vessel values in connection with their dispositions.

Restructuring charges of $1.0 million were incurred for the nine-month period ended September 30, 2004 relating to the closure of our Oslo office. We had no restructuring charges in the three-month period ended September 30, 2004. Restructuring charges of $0.4 million were incurred in both the three and nine-month periods ended September 30, 2003 relating to the closure of our Oslo office.

Fixed-Rate Tanker Segment

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased 28.8% for the three-month period ended September 30, 2004 compared to the same period last year, primarily due to the delivery of five conventional tankers on charter to ConocoPhillips, the acquisition of Teekay Shipping Spain, the delivery of three Suezmax shuttle tankers, and one FSO unit, which occurred at various times between the latter half of 2003 and early 2004. The average fleet size of our fixed rate tanker segment (including vessels chartered-in) increased 59.0% for the nine-month period ended September 30, 2004, compared to the same period last year, primarily due to the aforementioned reasons and the acquisition of Navion.

Net voyage revenues increased 27.9% and 61.7% to $159.0 million and $476.6 million, respectively, for the three and nine-month periods ended September 30, 2004, from $124.4 million and $294.7 million for the same periods last year, due primarily to the increases in fleet size.

Vessel operating expenses increased 34.7% and 48.3% to $31.6 million and $85.5 million, respectively, for the three and nine-month periods ended September 30, 2004, from $23.5 million and $57.6 million for the same periods last year, due primarily to the increase in fleet size as mentioned above.

Time-charter hire expense increased 8.1% and 63.7% to $49.6 million and $144.9 million, respectively, for the three and nine-month periods ended September 30, 2004, compared to $45.8 million and $88.5 million for the same periods last year. We did not have any chartered-in tankers in the fixed-rate tanker segment prior to the acquisition of Navion in April 2003.

Depreciation and amortization expense increased 51.8% and 68.0% to $34.7 million and $96.0 million, respectively, for the three and nine-month periods ended September 30, 2004, from $22.9 million and $57.1 million for the same periods last year. These increases were due primarily to the previously mentioned increases in fleet size and the amortization of the fair value of the time-charter contracts that were acquired as part of the Teekay Shipping Spain acquisition. Depreciation and amortization expense included amortization of contracts of affreightment and time charter contracts of $6.2 million and $16.4 million, respectively, in the three and nine-month periods ended September 30, 2004, compared to $3.8 million and $7.5 million for the same periods last year. Depreciation and amortization expense included amortization of drydocking costs of $2.1 million and $5.1 million, respectively, in the three and nine-month periods ended September 30, 2004, compared to $1.0 million and $2.9 million for the same periods last year.

No restructuring charges were incurred in the three and nine-month periods ended September 30, 2004. Restructuring charges of $0.3 million and $1.6 million, respectively, were incurred in the three and nine-month periods ended September 30, 2003 relating to the closure of our Melbourne office.

Fixed-Rate LNG Segment

The results of our fixed-rate LNG segment reflect the operations of our three LNG carriers (including one newbuilding that delivered in July 2004) acquired as part of the acquisition of Teekay Shipping Spain from May 1, 2004. A fourth newbuilding is scheduled to be delivered in December 2004, which will commence service under a 20-year charter contract upon delivery. We had no LNG shipping operations prior to the Teekay Shipping Spain acquisition.

Net voyage revenues totaled $17.3 million and $25.2 million, respectively for the three and nine-month periods ended September 30, 2004.

Vessel operating expenses totaled $3.1 million and $4.7 million, respectively, for the three and nine-month periods ended September 30, 2004.

Depreciation and amortization was $5.2 million and $7.5 million, respectively, for the three and nine-month periods ended September 30, 2004, which includes $1.5 million and $2.2 million, respectively, of amortization of time-charter contracts acquired as part of the Teekay Shipping Spain acquisition.

Other Operating Results

General and administrative expenses increased 23.8% to $29.1 million and 40.3% to $82.5 million, respectively, for the three and nine-month periods ended September 30, 2004, from $23.5 million and $58.8 million for the same periods last year. The increase for the three-month period ended September 30, 2004 is attributed primarily to our acquisition of Teekay Shipping Spain and an increase in the accrual for performance-based compensation to our shore based employees due to the Company's strong financial performance in 2004. The increase for the nine-month period ended September 30, 2004 reflects our acquisitions of Teekay Shipping Spain and Navion, underaccrued performance bonuses paid during the first quarter of 2004, which related to 2003 results, certain severance-related costs, primarily for a senior executive of one of our subsidiary companies, and an increase in the accrual for performance-based compensation for 2004 as discussed above.

Interest expense increased 61.4% to $35.2 million, and 51.0% to $87.5 million, respectively, for the three and nine-month periods ended September 30, 2004, from $21.8 million and $57.9 million for the same periods last year. The increases primarily reflect the additional debt resulting from the purchase of Navion and Teekay Shipping Spain.

Interest income increased 638.4% and 310.6% to $5.9 million and $12.0 million, respectively, for the three and nine-month periods ended September 30, 2004, from $0.8 million and $2.9 million in the same periods last year. These increases were primarily due to cash and restricted cash we acquired as part of our acquisition of Teekay Shipping Spain. Please see Item 1 – Notes to the Consolidated Financial Statements: Note 9 – Capital Lease Obligations and Restricted Cash.

Equity income from joint ventures was $2.5 million and $7.7 million, respectively, for the three and nine-month periods ended September 30, 2004, compared to $1.4 million and $3.8 million in the same periods last year. These increases are primarily the result of our 50% investment in SPT made during September 2003.

Gain on sale of marketable securities was $90.1 million and $93.2 million, respectively, for the three and nine-month periods ended September 30, 2004. During the three-month period ended September 30, 2004, we sold our remaining investment in A/S Dampskibsselskabet TORM (Torm), which accounts for most of the gain in 2004.

Other loss for the three and nine-month periods ended September 30, 2004 was $12.7 million and $18.0 million, respectively, and was primarily comprised of income tax expense, minority interest expense and foreign exchange loss, partially offset by dividend income and leasing income from our volatile organic compound emissions equipment. Other loss of $3.8 million for the three-month period ended September 30, 2003 was comprised primarily of income tax expense and minority interest expense, partially offset by dividend income from Nordic American Tanker Shipping Ltd. and foreign exchange gain. Other loss of $22.4 million for the nine-month period ended September 30, 2003 was comprised primarily of income tax expense and minority interest expense, partially offset by dividend income and leasing income from our volatile organic compound emissions equipment.

As a result of the foregoing factors, net income was $245.3 million and $532.9 million, respectively, for the three and nine-month periods ended September 30, 2004, compared to $20.3 million and $170.8 million for the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2004, our total cash and cash equivalents was $308.0 million, compared to $292.3 million as at December 31, 2003. Our total liquidity, including cash and undrawn long-term borrowings, was $874.7 million as at September 30, 2004, up from $774.8 million as at December 31, 2003. The increase in liquidity was mainly the result of proceeds from the sale of our investment in Torm, and the sale of eight older vessels during the quarter, as well as cash generated by our operating activities, partially offset by our cash payment relating to the Teekay Shipping Spain acquisition, debt repayments, cash used for capital expenditures, and payment of dividends. In our opinion, working capital is sufficient for our present requirements.

Net cash flow from operating activities increased to $520.2 million in the nine-month period ended September 30, 2004, from $330.6 million in the same period last year, mainly reflecting the significant increase in our average spot TCE rates and the increase in our fleet size.

Scheduled debt repayments were $86.4 million during the nine-month period ended September 30, 2004, compared to $49.1 million during the same period last year. Debt prepayments were $1,462.4 million during the nine-month period ended September 30, 2004, compared to $1,023.0 million during the same period last year. Of our debt prepayments in the nine-month period ended September 30, 2004, $944.8 million resulted from our drawing down and subsequently prepaying under some of our eight long-term revolving credit facilities (the Revolvers) in anticipation of the closing of the Teekay Shipping Spain acquisition and for internal restructuring purposes. In addition, a total of $505.7 million of cash generated from operations and from proceeds of longer-term financings was used to prepay certain term loans and Revolvers, and $12.0 million was used to repurchase a portion of the 8.32% First Preferred Ship Mortgage Notes (the 8.32% Notes). Occasionally we use our Revolvers to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the Revolvers. Please see Item 1 – Notes to Consolidated Financial Statements: Note 8 – Long-Term Debt.

As at September 30, 2004, our total debt was $2,229.2 million, compared to $1,600.1 million as at December 31, 2003. As at September 30, 2004, our Revolvers provided for borrowings of up to $1,228.9 million, of which $566.7 million was undrawn. The amount available under the Revolvers reduces by $19.7 million (2004), $136.9 million (2005), $159.4 million (2006), $123.9 million (2007), $449.8 million (2008) and $339.2 million (thereafter). All of the Revolvers are collateralized by first priority mortgages granted on 54 of the Company's vessels, together with other related collateral, and include a guarantee from Teekay for all amounts outstanding under the Revolvers. Our 8.32% Notes are due February 1, 2006 and are subject to a sinking fund which retires $45.0 million principal amount of the 8.32% Notes on February 1 of each year. Our 7.25% Premium Equity Participating Security Units (the Equity Units) are due May 18, 2006 and our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Please see Item 1 – Notes to Consolidated Financial Statements: Note 8 – Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that we can make, including dividends and purchases of our own capital stock, was limited to $717.8 million as at September 30, 2004. Certain of the loan agreements require that a minimum level of free cash be maintained. As at September 30, 2004, this amount was $100.0 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (excluding undrawn revolving credit lines with less than 6 months to maturity) be maintained. As at September 30, 2004, this amount was $198.5 million.

Dividends declared during the nine-months ended September 30, 2004 were $30.9 million, or $0.375 cents per share. In October 2003, we increased our quarterly dividend from $0.1075 per share to $0.125 per share. In October 2004, we increased our quarterly dividend from $0.125 per share to $0.1375 per share.

In November 2004, we announced that our Board of Directors has authorized the repurchase of up to 3.0 million shares of our Common Stock in the open market.

In November 2004, our subsidiary Teekay LNG Partners filed a registration statement with the Securities and Exchange Commission for an initial public offering of its common units. Proceeds from the offering will be used to repay debt the partnership will owe to us and to pay offering expenses. Proceeds of any exercise of the over-allotment option will be used to repay debt under ship financing arrangements of the partnership. Please see Item 1 – Notes to the Consolidated Financial Statements: Note 17 – Subsequent Events.

During the nine months ended September 30, 2004, we incurred capital expenditures for vessels and equipment of $465.2 million. These capital expenditures primarily represented the installment payments on our newbuildings. As at September 30, 2004, we were committed to the construction of three Suezmax tankers, seven Aframax tankers, three product tankers, and four LNG carriers. Please see Item 1 — Notes to the Consolidated Financial Statements: Note 10 – Commitments and Contingencies.

We are also committed to capital leases on three Suezmax tankers, two LNG carriers (including one newbuilding on order) and one Aframax tanker. Each capital lease requires us to purchase the vessel at the end of its respective lease term. Please see Item 1 – Notes to the Consolidated Financial Statements: Note 9 – Capital Lease Obligations and Restricted Cash.

The following table summarizes our long-term contractual obligations as at September 30, 2004 (in millions of U.S. dollars).

------------------------------------------- ---------- --------- --------- ---------- --------- --------- ----------
                                                 2004      2005      2006       2007      2008    There-      Total
                                                                                                  after
------------------------------------------- ---------- --------- --------- ---------- --------- --------- ----------
Long-term debt                                   37.6     155.0     251.8       63.0     325.7   1,396.1    2,229.2
------------------------------------------- ---------- --------- --------- ---------- --------- --------- ----------
Chartered-in vessels (operating leases)         107.7     352.7     286.4      192.9     117.0     273.5    1,330.2
------------------------------------------- ---------- --------- --------- ---------- --------- --------- ----------
Commitment for chartered-in vessels
   (capital leases)                              74.8      90.6     271.3        4.1       4.1      45.0      489.9
------------------------------------------- ---------- --------- --------- ---------- --------- --------- ----------
Newbuilding installments                        241.0     377.9     255.9      141.0      50.7         -    1,066.5
------------------------------------------- ---------- --------- --------- ---------- --------- --------- ----------
Volatile organic compound emissions
   equipment                                     14.2      21.0         -          -         -         -       35.2
------------------------------------------- ---------- --------- --------- ---------- --------- --------- ----------
Total                                           475.3     997.2   1,065.4      401.0     497.5   1,714.6    5,151.0
------------------------------------------- ---------- --------- --------- ---------- --------- --------- ----------

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in five 50%-owned joint venture companies. Please see Item 1 – Notes to Consolidated Financial Statements: Note 11 – Commitments and Contingencies.

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional shares of capital stock.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments, and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please see Note 1 to our consolidated financial statements for the year ended December 31, 2003 included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting.

We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, VLCC and product tankers, and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 years or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, VLCC and product tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We have reduced the estimated useful lives from 25 years to an average of approximately 21 years for our 14 remaining vessels affected by the International Maritime Organization’s regulatory changes announced in 2003. We are not aware of any other regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

Generally, we drydock each vessel every two and a half to five years. We capitalize a substantial portion of the costs we incur during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do no improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of this period, we expense the remaining unamortized balance of the original drydocking cost in the month of the subsequent drydocking.

Goodwill

Effective January 1, 2002, goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. An impairment test requires us to estimate future cash flows. If events or circumstances change, including reductions in anticipated cash flows generated by operations, goodwill could become impaired and require a charge to earnings.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended September 30, 2004 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term contracts; the impact of the Teekay Shipping Spain acquisition to our earnings, future cash flow from vessel operations and strategic position; the growth prospects of the LNG shipping sector and the joint venture company with the Teekay Shipping Spain controlling shareholder; the initial public offering of Teekay LNG Partners L.P.; the Company’s share repurchase plan; and the gain in the fourth quarter of 2004 relating to the sale of five of our vessels. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil markets; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil; competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of Teekay Shipping Spain or any other future acquisitions; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; conditions in the public equity markets; the ultimate number of common units, if any, issued by Teekay LNG Partners L.P. in its proposed public offering; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2003, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2004
PART I – FINANCIAL INFORMATION

ITEM 3 -           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, and bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot market rates but do not use these financial instruments for trading or speculative purposes. Please see Item 1 — Notes to Consolidated Financial Statements: Note 15 — Derivative Instruments and Hedging Activities.

The following table sets forth further information on the magnitude of these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, and forward freight agreements:

                                                 Contract              Carrying Amount                 Fair
(in USD 000's)                                    Amount           Asset         Liability             Value
--------------------------------------------- ---------------- -------------- ----------------- -----------------
September 30, 2004
Foreign Currency Forward Contracts              $   104,606      $  11,902      $                  $     11,902
Interest Rate Swap Agreements                  (see note 1)                         133,306            (133,306)
Bunker Fuel Swap Contracts                            2,462            418                                  418
Forward Freight Agreements                           26,206                          19,465             (19,465)
Debt (including capital lease obligations)        2,647,290                      (2,647,290)         (2,697,600)

December 31, 2003
Foreign Currency Forward Contracts              $   146,912      $  20,944      $         -        $     20,944
Interest Rate Swap Agreements                       710,000              -            9,953              (9,953)
Bunker Fuel Swap Contracts                              696            183                -                 183
Forward Freight Agreements                           13,385              -            1,178              (1,178)
Debt (including capital lease obligations)        1,636,758              -        1,636,758          (1,686,002)
--------------------------------------------- ---------------- -------------- ----------------- -----------------
(1)	See table below for contract amount.

The table below provides information about our financial instruments as at September 30, 2004, which are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected contractual maturity dates.

                                                                 Expected Maturity Date
(in USD 000's)                                2004        2005         2006        2007         2008     Thereafter
----------------------------------------- ----------- ------------ ----------- ------------ ----------- ------------

Long-Term Debt:
  Fixed-Rate Debt                                -       45,000      151,140            -           -      351,589
  Average Interest Rate                          -        8.32%        7.30%            -           -       8.875%

  Variable Rate Debt (1)
     U.S. Dollar Denominated                36,736      102,375       92,157       53,830     315,906      727,421
     Euro Denominated (3)                      904        7,598        8,511        9,131       9,796      317,070

Interest Rate Swaps: (2) (4)
  Contract Amount                                -      100,000      500,000            -           -      434,000
  Average Fixed Pay Rate                         -        2.25%        2.79%            -           -        5.30%
  Contract Amount                            1,514        6,485        7,023        7,605       8,200      299,010
  Average Fixed Pay Rate                     6.76%        6.76%        6.76%        6.76%       6.76%        6.67%
  Contract Amount (3)                          904        7,598        8,511        9,131       9,796      317,070
  Average Fixed Pay Rate                     6.20%        5.90%        5.90%        5.90%       5.90%        5.93%
----------------------------------------- ----------- ------------ ----------- ------------ ----------- ------------
(1)	Interest payments are based on LIBOR (U.S. Dollar denominated debt) and EURIBOR (Euro denominated debt) plus a margin depending on our financial leverage.

(2)	The average variable receive rate for our interest rates swaps is set monthly at 1-month LIBOR or EURIBOR or semi-annually at 6-month LIBOR or EURIBOR.

(3)	Amounts are the U.S. Dollar equivalents of (in 000‘s of Euros) 729 Euros (2004), 6,123 Euros (2005), 6,859 Euros (2006), 7,358 Euros (2007), 7,894 Euros (2008), and 255,516 Euros (thereafter).

(4)	In November 2004, we entered into an additional $500.0 million of interest swap agreements. Please see Item 1 - Notes to Consolidated Financial Statements: Note 17 - Subsequent Events.

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11 — Quantitative and Qualitative Disclosures about Market Risk contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
SEPTEMBER 30, 2004
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings
               None

Item 2 – Changes in Securities and Use of Proceeds
               None

Item 3 – Defaults Upon Senior Securities
               None

Item 4 – Submission of Matters to a Vote of Security Holders
               None

Item 5 – Other Information
               None

Item 6 – Exhibits
               None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•    REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•    REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•    REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
•    REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice-President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated July 23, 2004, relating to the unaudited consolidated interim financial statements and the financial schedule listed in Index: Item 1 of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three and nine months ended September 30, 2004.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada, October 19, 2004	/s/ ERNST & YOUNG LLP Chartered Accountants